# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1911 WALKER AVE, MONROVIA, California (CA), 91016
Date of event which requires filing of this statement: 10/21/2025
Filed by CIK 0001912273
Persons authorized to receive notices and communications: Christopher Min Fang Wang, Unit 3703, 37/F AIA Tower, 183 Electric Road, North Point, Hong Kong, Hong Kong (K3), 00000, 852 37933457; Douglas Freeman, Esq., Goodwin Procter (Hong Kong) LLP, 38 Flr, Edinburgh Twr, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 00000, 852 3658 5328; Leonard Wood, Esq., Goodwin Procter LLP, The NYT Building, 620 Eighth Avenue, New York, New York (NY), 10018, 1 212 459 7058

## Reporting persons
- Yunqi Path Capital Master Fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Yunqi Capital Limited (CIK 0001912273): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Yunqi Capital Cayman Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Christopher Min Fang Wang: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 1911 WALKER AVE, MONROVIA, California (CA), 91016
Comment: This Amendment No. 2 amends the statement on Schedule 13D filed by Yunqi Capital Limited and other Reporting Persons on September 22, 2025, as amended on October 7, 2025 (the "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On October 21, 2025 (Hong Kong time), the Reporting Persons issued via press release (the "Third Press Release") an open letter to the board of directors of the Issuer further discussing the Reporting Persons' continued intention to vote against the Proposed Merger. The Third Press Release addresses the Reporting Persons' concerns about recent disclosures of the Issuer, urges the Issuer to hold its special meeting of stockholders on October 23, 2025, and discusses the Issuer's preliminary net sales results for third quarter 2025. The foregoing description is qualified by reference to the full text of the Third Press Release, which is attached as Exhibit E to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit E: Press Release, dated October 21, 2025

## Signatures
- Yunqi Path Capital Master Fund: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (10/21/2025)
- Yunqi Capital Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (10/21/2025)
- Yunqi Capital Cayman Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (10/21/2025)
- Christopher Min Fang Wang: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang (10/21/2025)